EXHIBIT 12(a)
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES

millions, except ratios)	Twelve Months Ended Oct 2, 1999 (unaudited)	Nine Months Ended Oct 2, 1999 (unaudited)	Year Ended 1998	Year Ended 1997	Year Ended 1996	Year Ended 1995	Year Ended 1994

Fixed Charges
Interest and amortization of debt discount
and expense on all indebtedness	$1,300	$ 955	$1,423	$1,409	$1,365	$1,373	$1,279

Add interest element implicit in rentals	129	103	144	147	121	119	114
	1,429	1,058	1,567	1,556	1,486	1,492	1,393
Interest Capitalized	5	4	5	3	5	4	1

Total fixed charges	$1,434	$1,062	$1,572	$1,559	$1,491	$1,496	$1,394

Income
Income from continuing operations	$1,248	$713	$1,072	$1,188	$1,271	$1,025	$857
Deduct undistributed net income of unconsolidated companies	10	5	11	13	8	9	(7)
	1,238	708	1,061	1,175	1,263	1,016	864
Add
Fixed charges (excluding interest capitalized)	1,429	1,058	1,567	1,556	1,486	1,492	1,393
Income taxes	790	452	766	912	834	703	614
Income before fixed charges and
income taxes	$3,457	$2,218	$3,394	$3,643	$3,583	$3,211	$2,871

Ratio of income to fixed charges	2.41	2.09	2.16	2.34	2.40	2.15	2.06